June 4, 2015

VIA EDGAR – FORM DEL AM

Sally Samuel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Thrivent Series Fund, Inc. Registration Statement on Form N-14 (File No. 333-204191)

Ms. Samuel:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of the Thrivent Series Fund, Inc. (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-204191). The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2015 and was scheduled to go effective June 15, 2015, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Minneapolis and the State of Minnesota, on the 4th day of June, 2015.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call me at (612) 844-4198.

Sincerely,

/s/ Michael Kremenak

Michael Kremenak

Secretary and Chief Legal Officer

Thrivent Series Fund, Inc.